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Received

MAR 01 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/21/2016 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VNTR SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Penn Plaza, 14th Floor
(No. and Street)

NEW YORK (City) NEW YORK (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NIXON 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAS

OATH OR AFFIRMATION

I, Eric Brachfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VNTR SECURITIES LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

2/28/18

Notary Public

NATALIE MUNOZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MU6333628
Qualified in Kings County
My Commission Expires 11-30-2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE PERIOD
DECEMBER 21, 2016 THROUGH DECEMBER 31, 2017

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE PERIOD DECEMBER 21, 2016 THROUGH DECEMBER 31, 2017

TABLE OF CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of VNTR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VNTR Securities LLC as of December 31, 2017, the related statements of operations, changes in member's capital, and cash flows for the period December 21, 2016 through December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of VNTR Securities LLC as of December 31, 2017, and the results of its operations and its cash flows for the period December 21, 2016 through December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of VNTR Securities LLC's management. Our responsibility is to express an opinion on VNTR Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VNTR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3, Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, and VNTR Securities LLC Exemption Report has been subjected to audit procedures performed in conjunction with the audit of VNTR Securities LLC's financial statements. The supplemental information is the responsibility of VNTR Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3, Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, and VNTR Securities LLC Exemption Report is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates LLP

We have served as VNTR Securities LLC's auditor since 2016.
White Plains, New York
February 20, 2018

VNTR SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets	
Cash	$ 346,083
Prepaid Expenses	7,564
Total Assets	$ 353,647

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accrued Expenses	$ 11,086
Due to MVH	18,459
Total Liabilities	29,545
Member's Capital	324,102
Total Liabilities and Member's Capital	$ 353,647

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD DECEMBER 21, 2016 THROUGH DECEMBER 31, 2017

Revenues	
Commission Income	$ 4,653,456
Expenses	
Commission, Compensation and Benefits	1,239,003
Finder's Fees	758,786
Regulatory Fees	67,589
Administrative Fees	52,555
Occupancy Expenses	25,000
Other Operating Expenses	14,000
Income Taxes Expense	300
Total Operating Expenses	2,157,233
Net Income	$ 2,496,223

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE PERIOD DECEMBER 21, 2016 THROUGH DECEMBER 31, 2017

Balance - Inception to December 21, 2016	$	102,879
Member's Contribution		-
Member's Distribution		(2,275,000)
Net Income		2,496,223
Balance - December 31, 2017	$	324,102

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD DECEMBER 21, 2016 THROUGH DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net Income		$ 2,496,223
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Decrease in Prepaid Expenses	$ 2,316	
Increase in Accrued Expenses	11,086	
Increase in Due to MVH	18,459	
		31,861
Net Cash Used in Operating Activites		2,528,084
Cash Flows From Financing Activities		
Member's Distributions	(2,275,000)	
Net Cash Used by Financing Activities		(2,275,000)
Net Increase in Cash		253,084
Cash - Beginning of Period		92,999
Cash - End of Period		$ 346,083

See Accompanying Notes to Financial Statements

VNTR SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

Note (1) - Nature of business:

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primary in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Private placement revenues and direct purchasing of negotiated private transactions are recognized when earned.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, cash and cash equivalents was $346,083.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration of Credit Risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (2) - Summary of significant accounting policies – cont'd

(F) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have significant impact to its financial position results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for report periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(G) Subsequent events evaluation:

Management has evaluated subsequent events through February 20, 2018 the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company has a lease with an affiliate to occupy space at $2,500 a month. Rent expense for the year ended December 31, 2017 was $25,000.

The Company entered into an expense sharing agreement with an affiliate providing administrative services. During 2017, the expenses paid to the affiliate was $52,555, and was payable of $18,459 at December 31, 2017.

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $316,538 which exceeded its requirement of $5,000 by $311,538. The Company had a ratio of aggregate indebtedness to net capital of 9.33 to 1 at December 31, 2017.

VNTR SECURITIES LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

SCHEDULE I

Members Capital		$ 324,102
Non-allowable Assets:		
Prepaid Expenses	$ 7,564	
Total Non-Allowable Assets		7,564
Net Capital on Proprietary Positions		316,538
Net Capital		316,538
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $29,545		5,000
Excess Net Capital		$ 311,538
Ratio of Aggregate Indebtness to Net Capital		9.33 to 1
Schedule of Aggregate Indebtedness:		
Accrued Expenses	$ 11,086	
Due to MVH	18,459	
Total Aggregrate Indebtedness		$ 29,545
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2017):		
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	316,538	
Net Capital per above	316,538	
Difference		$ (0)
Explanation of Difference:		
Adjustment to Non-Allowable Assets		
Other Audit Adjustments		$ -

VNTR SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

VNTR SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of VNTR Securities LLC

We have reviewed management's statements, included in the accompanying VNTR Securities LLC Exemption, in which (1) VNTR Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VNTR Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) VNTR Securities LLC stated that VNTR Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VNTR Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VNTR Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 20, 2018

VNTR Securities LLC
5 Penn Plaza, 14th Floor
New York, NY 10001
212-858-9900

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2017

To the best knowledge and belief of VNTR Securities, LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2017.

Eric Brachfeld
CEO

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of VNTR Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by VNTR Securities LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of VNTR Securities LLC for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating VNTR Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VNTR Securities LLC's management is responsible for VNTR Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 20, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7

(35-REV 6/17)

SECUR[illegible]ES INVESTOR PROTECTION COR[illegible]RATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended DECEMBER 31, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-69768
VNTR SECURITIES, LLC
5 PENN PLAZA, 14th FLOOR
NEW YORK, NY 10001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 6980

B. Less payment made with SIPC-6 filed (exclude interest) (3394)
7/26/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3586

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $____

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VNTR SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 28 day of JANUARY, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINA[illegible]ON OF "SIPC NET OPERATING R[illegible]ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 2017
and ending DEC 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,653,456
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 4,653,456
2e. General Assessment @ .0015	$ 6,980

(to page 1, line 2.A.)